Exhibit 99.6
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: +33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: +33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Argentina: Agreement to Extend Total-Operated
Aguada Pichana and San Roque Concessions
Paris, February 10, 2009 — Total announces today that it has signed an agreement with the authorities to extend the Aguada Pichana and San Roque concessions, located in Neuquén province in northwestern Patagonia, for a further ten years, from 2017 to 2027.
Total operates both concessions, with a 27.3% interest in Aguada Pichana and a 24.7% interest in San Roque. Thanks to continuous exploration operations, tying in satellite discoveries and gradually ramping up compressor capacity, plateau production was maintained at 870 million cubic feet per day of natural gas and 10,700 barrels per day of liquids in 2008.
The ten-year extension will enable Total Austral, the Group’s subsidiary in Argentina, to continue its oil and gas exploration, development and production operations over the long term in the Neuquén Basin.
Total Upstream in Argentina
Present in Argentina since 1978, Total is, through its subsidiary Total Austral, the country’s second largest gas operator. The Group’s equity share of production averaged 80,000 barrels of oil equivalent per day in 2008.
Its main assets in Argentina are Aguada Pichana and San Roque, which account for 70% of operated production. Its other main production focus is located in Tierra del Fuego, where Total operates the onshore Ara and Canadon Alfa fields and the offshore Hidra, Kaus, Argo, Carina and Aries fields, in which it holds a 37.5% interest.
The Group also holds substantial gas transportation interests, with stakes in the Argentine network and in gas export pipelines to Chile and Brazil.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com